October 23, 2024

Brandon Boey
General Counsel
Camden National Corporation
2 Elm Street
Camden, Maine 04843

       Re: Camden National Corporation
           Registration Statement on Form S-4
           Filed October 18, 2024
           File No. 333-282728
Dear Brandon Boey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance